         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1997
                                           REGISTRATION STATEMENT NO.  33-98110
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             DOANE PRODUCTS COMPANY
             (Exact name of Registrant as specified in its charter)

   DELAWARE                                    2047                      43-1350515
(State or other jurisdiction          (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)     Classification Number)          Identification No.)


                      WEST 20TH STREET AND STATE LINE ROAD
                             JOPLIN, MISSOURI 64804
                                 (417) 624-6166
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                                BOB L. ROBINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             DOANE PRODUCTS COMPANY
                      WEST 20TH STREET AND STATE LINE ROAD
                             JOPLIN, MISSOURI 64804
                                 (417) 624-6166
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 Copies to:

    ALAN P. BADEN                                 CHARLES A. SPEARS, JR.
VINSON & ELKINS L.L.P.                       DILLOW, SPEARS & EIGHMY, L.L.C.
1001 FANNIN, SUITE 2300                         301 WEST PACIFIC, SUITE B
 HOUSTON, TEXAS  77002                          BRANSON, MISSOURI  65616
    (713) 758-2222                                  (417) 336-3355

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
   If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

                              EXPLANATORY NOTE


         This Post-Effective Amendment to the Registration Statement contains a Prospectus relating to certain market-making transactions in the $160,000,000 10 5/8% Senior Notes due 2006 of Doane Products Company. In order to register under Rule 415 of the Securities Act of 1933 those Senior Notes that will be offered and sold in market-making transactions, the appropriate box on the cover page of the Registration Statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 17 of Part II.


                 REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

*******************************************************************************
*   Information contained herein is subject to completion or amendment. A     *
*   registration statement relating to these securities has been filed        *
*   with the Securities and Exchange Commission. These securities may not     *
*   be sold nor may offers to buy be accepted prior to the time the           *
*   registration statement becomes effective. This prospectus shall not       *
*   constitute an offer to sell or the solicitation of an offer to buy nor    *
*   shall there be any sale of these securities in any State in which such    *
*   offer, solicitation or sale would be unlawful prior to registration or    *
*   qualification under the securities laws of any such State.                *
*******************************************************************************





                   SUBJECT TO COMPLETION DATED APRIL 29, 1997

PROSPECTUS
           , 1997
                                $160,000,000

                           DOANE PRODUCTS COMPANY

                        10 5/8% SENIOR NOTES DUE 2006

         The 10 5/8% Senior Notes due 2006 (the "Notes") were originally offered (the "Offering") by Doane Products Company (the "Company") pursuant to a Prospectus dated February 28, 1996. The Notes bear interest at the rate of 10 5/8% per annum, payable semi-annually in arrears on March 1 and September 1 of each year. The Notes will be redeemable, at the Company's option, in whole or in part from time to time on or after March 1, 2001, initially at 105.313% of their principal amount and thereafter at prices declining to 100% at March 1, 2004 until maturity, in each case together with accrued and unpaid interest to the redemption date. In addition, at any time on or prior to March 1, 1999, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more public equity offerings, at 109.625% of their principal amount, together with accrued and unpaid interest, if any, to the redemption date; provided that at least $104 million in principal amount of Notes remain outstanding immediately after any such redemption. Upon a Change of Control (as defined herein), each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

         The Notes are general senior unsecured obligations of the Company, ranking senior to all subordinated indebtedness of the Company and pari passu in right of payment to all other senior indebtedness of the Company. However, the Senior Credit Facility (as defined herein) and the Industrial Development Bonds (as defined herein) are secured by a first priority lien on substantially all of the Company's assets. Therefore, holders of such secured indebtedness will have claims to the assets constituting collateral for such indebtedness that are effectively senior in right of payment to the claims of holders of the Notes. At December 31, 1996, the Company had outstanding approximately $206.6 million in aggregate principal amount of senior indebtedness (excluding trade payables and other accrued liabilities), of which approximately $46.6 million was secured indebtedness. In addition, at December 31, 1996, the Company had approximately $22.7 million in unused senior secured borrowing capacity under the Senior Credit Facility. On March 12, 1997, the Company incurred an additional $6,000,000 in senior secured indebtedness as a result of the issuance of the Industrial Development Bonds.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Prospectus has been prepared for use by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sales of the Notes that may be made by it from time to time in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. The Company has been advised by DLJSC that it currently makes a market in the Notes; however, it is not obligated to do so. Any such market making may be discontinued at any time, and there is no assurance as to the liquidity of, or trading market for, the Notes. DLJSC may act as principal or agent in such transactions. See "Plan of Distribution."

                            AVAILABLE INFORMATION

         The Company is complying with the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the internet at http://www.sec.gov.

         This Prospectus constitutes a part of the Post-Effective Amendment on Form S-3 to the Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the Notes. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company's Annual Report on Form 10-K (and related exhibits) for the year ended December 31, 1996, previously filed by the Company with the Commission, is incorporated by reference in this Prospectus.

         All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Notes offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Doane Products Company, P.O. Box 879, Joplin, Missouri 64802, Attention:
Corporate Secretary (Telephone:  (417) 624-6166).

                               USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Notes in any market making transaction with which this Prospectus may be delivered.


                             RATIOS OF EARNINGS
                  TO FIXED CHARGES AND EARNINGS TO COMBINED
                 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS




                                    PREDECESSOR              PREDECESSOR      SUCCESSOR         SUCCESSOR
                                    -----------              -----------      ---------         ---------
                                                                NINE             THREE
                                                               MONTHS            MONTHS            YEAR
                                                               ENDED              ENDED            ENDED
                                    YEAR ENDED DECEMBER 31,   SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                    1992      1993       1994     1995             1995              1996
                                    -------------------------------------------------------------------------
                                                                 (dollars in thousands)

RATIO OF EARNINGS TO                 22.4x     17.2x    13.1x       5.6x          1.3x                .9x
FIXED CHARGES (1)

RATIO OF EARNINGS TO                 22.4x     17.2x    13.1x       5.6x          1.1x                .8x
COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (2)



---------------

(1) For the purpose of calculating the ratio of earnings to fixed charges (i) earnings consist of income before income taxes and extraordinary items plus fixed charges (including capitalized interest), and (ii) fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of deferred financing costs and that portion of rental expense that management believes to be representative of interest.

(2) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends (i) earnings consist of income before income taxes and extraordinary items plus fixed charges (including capitalized interest), and (ii) fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of deferred financing costs and that portion of rental expense that management believes to be representative of interest. Dividends on the Company Preferred Stock (as defined herein) are payable quarterly and are payable through the accretion of liquidation value or the issuance of additional shares of Company Preferred Stock on each dividend payment date through September 30, 2000.

                                 THE COMPANY

         The Company is the second largest producer of dry pet food products in the United States, accounting for approximately 22% of the total volume of such products in 1996, and is the largest producer of private label dry pet food in the United States. The Company produces, markets and distributes a wide selection of dry pet food products under private labels for approximately 300 customers, including mass merchandisers, membership clubs, national and regional grocery chains, specialty pet store chains, farm and feed store chains, and grocery and feed mill wholesalers and cooperatives. The Company also manufactures branded pet food products for national pet food companies in accordance with customer specifications and standards. In addition, the Company remarkets non-manufactured pet products, manufactures and sells pet food production equipment and parts, and fabricates other steel products to customer specifications. The Company manufactures and distributes its pet food products utilizing twelve manufacturing and warehouse facilities and three additional distribution warehouse facilities, all of which are located in proximity to customers, raw materials and transportation networks.

        On October 5, 1995, the Company was acquired (the "Acquisition") as a result of the mergers of two wholly-owned subsidiaries of DPC Acquisition Corp. ("DPCAC") and the Company's predecessor, Doane Products Company (the "Predecessor"), with the Company being the surviving entity (sometimes referred to herein as the "Successor"). DPCAC and such subsidiaries were formed to acquire the Predecessor by a group of investors that included certain affiliates of DLJSC (the "Investors").

        The Acquisition was financed through (i) a senior credit facility (the "Senior Credit Facility") that provides term loan and revolving loan borrowings, (ii) the proceeds of the issuance of the Notes, and (iii) a securities purchase agreement with the Investors providing for the sale of (a) the Company Preferred Stock and warrants to purchase common stock of DPCAC, and
(b) common stock of DPCAC. As used herein, the term "Acquisition" means the acquisition of the Company by DPCAC, the refinancing of existing indebtedness of Predecessor and the payment of related fees and expenses.

       The Company has financed a new manufacturing and warehouse facility through the issuance on March 12, 1997 of $6,000,000 of industrial development revenue bonds (the "Industrial Development Bonds"), which is secured by a mortgage lien and security interest in certain real and personal property.

                           DESCRIPTION OF THE NOTES
GENERAL

         The Notes were issued pursuant to an Indenture dated as of March 1, 1996 (the "Indenture") between the Company and U.S. Trust Company of Texas, N.A., as trustee (the "Trustee"). A copy of the Indenture has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

         The Notes are general unsecured obligations of the Company ranking senior to all subordinated Indebtedness of the Company and pari passu in right of payment to all other senior Indebtedness of the Company. Holders of secured Indebtedness of the Company, however, including the lenders under the Senior Credit Facility and the Industrial Development Bonds, will have claims to the assets constituting collateral for such Indebtedness that are effectively senior to the claims of holders of the Notes. At December 31, 1996, the Company had outstanding approximately $206.6 million in aggregate principal amount of senior Indebtedness, including approximately $46.6 million of secured Indebtedness. In addition, at December 31, 1996, the Company had approximately $22.7 million in unused senior secured borrowing capacity under the Senior Credit Facility. On March 12, 1997, the Company incurred an additional $6,000,000 in senior secured Indebtedness as a result of the issuance of the Industrial Development Bonds.

PRINCIPAL, MATURITY AND INTEREST

         The Notes are limited in aggregate principal amount to $160 million and will mature on March 1, 2006. Interest on the Notes accrues at the rate of 10 5/8% per annum and is payable semi-annually in arrears on March 1 and September 1 to Holders of record on the immediately preceding February 15 and August 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes were issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

         The Notes will not be redeemable at the Company's option prior to March 1, 2001. Thereafter, at any time or from time to time, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:


              YEAR                                                                        PERCENTAGE
              ----                                                                        ----------
              2001 ............................................................            105.313%
              2002 ............................................................            103.542%
              2003 ............................................................            101.771%
              2004 and thereafter..............................................            100.000%


         Notwithstanding the foregoing, on or prior to March 1, 1999, the Company may redeem at any time or from time to time up to 35% of the aggregate principal amount of Notes originally issued at a redemption price of 109.625% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with the net proceeds of one or more Public Equity Offerings; provided that at least $104 million in aggregate principal amount of Notes remain outstanding immediately after such redemption; and provided further, that such redemption shall occur within 90 days of the date of the closing of any such Public Equity Offering.

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date (unless the Company shall default in the payment of the redemption price, together with accrued and unpaid interest to the redemption date), interest will cease to accrue on Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

         Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

   Change of Control

         Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holders, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         With respect to the sale of assets referred to in the definition of "Change of Control", the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to a Change of Control Offer.

         Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

         The Credit Agreement prohibits the Company from purchasing any Notes upon a Change of Control and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

   Asset Sales

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any Asset Sale, unless (x) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; provided, however, that the amount of (A) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the Notes) that are assumed by the transferee of any such assets and (B) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision; and provided, further, that the 75% limitation referred to in this clause (y) shall not apply to any Asset Sale in which the cash portion of the consideration received therefrom, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

         Within 360 days after any Asset Sale, the Company may apply the Net Proceeds from such Asset Sale to (a) permanently reduce Indebtedness under the Credit Agreement or other Senior Debt (with a permanent reduction of availability in the case of Indebtedness under the Revolving Credit Facility or other revolving credit borrowings), (b) permanently reduce long-term Indebtedness of a Restricted Subsidiary, or (c) an investment in capital expenditures or other long-term tangible assets, or in another business in each case, in the same or a similar line of business as the Company was engaged in on the date of the Indenture. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5 million, the Company shall make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer.

CERTAIN COVENANTS

   Restricted Payments

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or such Restricted Subsidiary or dividends or distributions payable to the Company or a Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or a Restricted Subsidiary of the Company); (iii) purchase, redeem or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

         (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

         (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

         (c) such Restricted Payment (the amount of any such payment, if other than cash, to be determined by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by the next succeeding paragraph), shall not exceed the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) commencing January 1, 1996 and ending on the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit as a negative number), plus (2) 100% of the aggregate net cash proceeds received by the Company from the issue, sale or exercise since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to, or exercised by, a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock); plus (3) the aggregate cash received by the Company as capital contributions to the Company after the date on which the Notes are originally issued plus (4) the amount of the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) the payment of cash dividends or the repayment in cash of the principal of loans or the cash return on any Investment, in each case to the extent received by the Company or any Restricted Subsidiary of the Company from Unrestricted Subsidiaries, (y) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the after-tax cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (z) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued as provided in the definition of "Investment"), such aggregate amount of the net reduction in Investments not to exceed in the case of an Unrestricted Subsidiary, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

         The foregoing provisions do not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company, or the defeasance, redemption or repurchase of subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than any Disqualified Stock) or out of the proceeds of a substantially concurrent cash capital contribution received by the Company; (iii) the defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) a Restricted Payment to DPCAC pursuant to the Tax Sharing Agreement as the same may be amended from time to time in a manner that is not materially adverse to the Company; (v) a Restricted Payment to DPCAC of $300,000 per year to be used by DPCAC to pay an annual financial advisory fee of $200,000 to Summit or its Affiliates and an annual financial advisory fee of $100,000 to DLJ Securities or its Affiliates;
(vi) a Restricted Payment to DPCAC of up to $250,000 per year to be used by DPCAC to redeem, repurchase or retire for value any Equity Interests of DPCAC held by one or more employees of DPCAC or the Company or any of its Restricted Subsidiaries in connection with the termination of such employee's or employees' employment with such employer for any reason; (vii) a Restricted Payment to DPCAC in such amounts as may be necessary to pay operating and/or administrative expenses of DPCAC and the reasonable expenses of the financial advisors referred to in clause (v) of this paragraph, up to a maximum of the greater of (a) $400,000 per year or (b) an amount equal to 0.05% of the consolidated net sales of the Company and its Subsidiaries for the immediately proceeding fiscal year; and (viii) a Restricted Payment to DPCAC that is used by DPCAC to pay moving expenses of employees of DPCAC or the Company or any of its Restricted Subsidiaries, up to a maximum of $100,000 per year.

         Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

   Incurrence of Indebtedness and Issuance of Preferred Stock

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness or issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock is issued, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period would have been greater than 2.0 to 1 for Indebtedness incurred on or prior to March 31, 1999 and greater than 2.5 to 1 for Indebtedness incurred after March 31, 1999.

         The foregoing limitations do not apply to:

         (i) Indebtedness incurred by the Company under the Term Loan in an aggregate principal amount not to exceed $60 million; minus all scheduled principal repayments required to be made under the Term Loan and all other principal amounts repaid under the Term Loan more than one Business Day after the Issue Date;

         (ii) Indebtedness incurred by the Company under the Revolving Credit Facility in an aggregate principal amount not to exceed $30 million;

         (iii) Indebtedness incurred by the Company or a Guarantor in respect of Capital Lease Obligations or Purchase Money Obligations in an aggregate principal amount not to exceed $5 million at any time outstanding;

         (iv) Existing Indebtedness outstanding on the date of the Indenture;

         (v)      the shares of the Company Preferred Stock;

         (vi) the incurrence by the Company or any Guarantor of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund the Senior Secured Bank Debt or any Existing Indebtedness in whole or in part (the "Refinancing Indebtedness"); provided, however, that (1) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of prepayment premium and reasonable expenses incurred in connection therewith); (2) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu with or subordinated in right of payment to the Notes, the Refinancing Indebtedness shall be pari passu with or subordinated, as the case may be, in right of payment to the Notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (any such extension, refinancing, renewal, replacement, defeasance or refunding being referred to as a "Permitted Refinancing");

         (vii) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding;

         (viii) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries;

         (ix) intercompany Indebtedness of Restricted Subsidiaries of the Company to the Company or any of its Restricted Subsidiaries;

         (x) Indebtedness of the Company or a Guarantor attributable to any Currency Agreement, Commodity Agreement or Interest Rate Agreement; and

         (xi) other Indebtedness in an aggregate principal amount not to exceed $20 million at any time outstanding.

   Liens

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, without effectively providing that the Notes will be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

   Dividend and Other Payment Restrictions Affecting Subsidiaries

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any of its subsidiaries, (c) make loans or advances to the Company or any of its Restricted Subsidiaries or (d) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) Existing Indebtedness as in effect on the date of the Indenture, (ii) the Indenture and the Notes, (iii) the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to the provisions set forth in clauses (a), (b), (c) and (d) than those contained in the Credit Agreement, as in effect on the date of the Indenture, (iv) applicable law, (v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (vi) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vii) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (d) above on the property so acquired, (viii) restrictions with respect solely to a Subsidiary of the Company imposed pursuant to a binding agreement (subject only to customary closing conditions and termination provisions) that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets to be sold of such Subsidiary, provided that such restrictions apply solely to the Capital Stock or assets to be sold of such Subsidiary, and such sale or disposition is permitted under the covenant entitled "Repurchase at Option of Holders -- Asset Sales", (ix) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the type described in clause (d) above on the property so acquired or (x) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive with respect to the provisions set forth in clauses (a), (b), (c) and (d) above than those contained in the agreements governing the Indebtedness being refinanced.

   Limitation on Merger or Consolidation

         The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

         Upon any consolidation, merger, lease, conveyance or transfer in accordance with such covenant, the successor Person formed by such consolidation or into which the Company is merged or to which such lease, conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same as if such successor had been named as the Company herein and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

   Transactions with Affiliates

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, license, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $1 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and such

Affiliate Transaction is approved by a majority of the disinterested members of the Board of Directors and (ii) with respect to any Affiliate Transaction involving aggregate payments in excess of $10 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing with expertise in underwriting non-investment grade debt securities; provided, however, that (i) any employment agreement or stock option agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and its Restricted Subsidiaries, (iii) transactions permitted by the provisions of the Indenture described above under the covenant "-- Restricted Payments," (iv) the payment of reasonable fees or indemnities to directors of the Company or its Restricted Subsidiaries, (v) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans of the Company entered into in the ordinary course of business and approved by the Board of Directors and (vi) Affiliate Transactions pursuant to agreements existing at the time of the Merger, in each case, shall not be deemed Affiliate Transactions.

   Guarantee of the Notes

         The Indenture provides that the Company will not permit any Restricted Subsidiary to incur any Indebtedness or issue any preferred stock unless (i) such Restricted Subsidiary enters into or has entered into a Guarantee of the Notes in accordance with the terms of the Indenture or (ii) the total principal amount of Indebtedness and liquidation preference of preferred stock of such Restricted Subsidiary does not exceed $2.5 million individually and, together with the total principal amount of Indebtedness and liquidation preference of preferred stock of all other Restricted Subsidiaries that are not Guarantors, does not exceed $5.0 million in the aggregate.

         Any such Guarantee of the Notes by a Restricted Subsidiary will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering such Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. With such limitations, such Guarantee could be effectively subordinated to all other Indebtedness (including guarantees and other contingent liabilities) of such Restricted Subsidiary and, depending on the amount of such Indebtedness, such Restricted Subsidiary's liability on its Guarantee could be reduced to zero. Upon the sale or other disposition of a Restricted Subsidiary that is a Guarantor (other than to the Company or an Affiliate of the Company) permitted by the Indenture, such Restricted Subsidiary will be released and relieved from all of its obligations under its Guarantee.

   Line of Business

         The Indenture provides that for so long as any Notes are outstanding, the Company and its Restricted Subsidiaries will engage primarily in the business of the production and distribution of pet food and related products and other businesses that are related to or complementary to the foregoing (including by reason of the Company's production and distribution systems and facilities).

   Reports

         The Indenture provides that whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that is substantially equivalent to that which would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Result of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that is substantially equivalent to that which would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors who request it in writing.

EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company for 30 days after written notice from the Trustee or the holders of 25% of the outstanding Notes to comply with the provisions described under the covenants "Incurrence of Indebtedness and Issuance of Preferred Stock," "Restricted Payments," "Change of Control," "Asset Sales," and "Merger, Consolidation or Sale of Assets"; (iv) failure by the Company for 60 days after written notice from the Trustee or the holders of 25% of the outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary that is a Significant Subsidiary.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Restricted Subsidiary that is a

Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to March 1, 2001, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding Notes; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or the Guarantors with the intent of defeating, hindering, delaying or defrauding creditors of the

Company or the Guarantors; (viii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940; and (ix) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

         A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered Holder of a Note will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder of Notes):
(i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, (iii) reduce the redemption price or change the time at which at any Note may be redeemed, (iv) reduce the repurchase price for the offers to purchase described above under the caption "Repurchase at the Option of Holder" or change the time at which any Note may be repurchased thereunder, (v) reduce the rate of or change the time for payment of interest on any Note, (vi) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (vii) make any Note payable in money other than that stated in the Notes, (viii) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes,
(ix) waive a redemption payment with respect to any Note or (x) make any change in the foregoing amendment and waiver provisions.

         Without the consent of at least 66 2/3% in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), no waiver or amendment to the Indenture may make any change in the provisions described above under the caption "Change of Control" if such change would adversely affect the rights of any Holder of Notes.

         Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or any Guarantor's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

GOVERNING LAW

         The Indenture, the Notes and any Guarantees are governed by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

         U.S. Trust Company of Texas, N.A. is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person was acquired by such specified Person or a Restricted Subsidiary of such specified person merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control. Notwithstanding the foregoing, in no event will the Underwriter or any of its Affiliates be deemed an Affiliate of the Company.

         "Asset Sale" means (i) the sale, lease, conveyance or other disposition (collectively, "dispositions") of any assets (including by way of a sale and leaseback transaction) other than dispositions of inventory in the ordinary course of business, (ii) the issuance by any Restricted Subsidiary of Equity Interests of such Restricted Subsidiary and (iii) the disposition by the Company of any of its Restricted Subsidiaries of Equity Interests of any Restricted Subsidiary of the Company, in the case of either clause (i), (ii) or
(iii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.5 million or (b) for net proceeds in excess of $1.5 million. Notwithstanding the foregoing, the following will not be deemed to be Asset Sales: (i) a disposition of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or another Restricted Subsidiary , (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a disposition consisting of a Restricted Payment permitted by the covenant described above under the caption "-Restricted Payments", (iv) a disposition by the Company or any of its Restricted Subsidiaries of Equity Interests of any Unrestricted Subsidiary of the Company and (v) the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole permitted by the covenant described above under the caption "-- Merger, Consolidation or Sale of Assets."

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

         "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

         "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank, depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia or a branch or subsidiary of any such depository institution or trust company operating outside the United States, provided, that such depository institution or trust company has, at the time of the Investment, having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) money market mutual or similar funds having assets in excess of $500 million.

         "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of DPCAC (so long as DPCAC is the Company's Parent) or the Company to any Person or group (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Principals or their Related Parties, (ii) the adoption of a plan relating to the liquidation or dissolution of DPCAC (so long as DPCAC is the Company's Parent) or the Company, (iii) any Person or group (as defined above), other than the Principals or their Related Parties, is or becomes the "beneficial owner" (as defined in Rules 13d-2 and 13d-5 under the Exchange
Act), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of DPCAC (so long as DPCAC is the Company's Parent) or the Company, including by way of merger, consolidation or otherwise; provided, that the Principals or their Related Parties "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other Person (for the purposes of this clause (iii), any Person shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation"), if such Person "beneficially owns" (with respect to any Person or group other than the Principals or their Related Parties, as defined in clause (iii) above or, with respect to the Principals or their Related Parties, as defined in the proviso to clause (iii) above), directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent corporation and (iv) the first day on which a majority of the members of the Board of Directors of DPCAC (so long as DPCAC is the Company's Parent) or the Company are not Continuing Directors. For purposes of the foregoing, DPCAC shall be deemed to be the Company's Parent so long as it owns more than 50% of the voting power of the Voting Stock of the Company.

         "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any Subsidiary designed to protect the Company or any of its Subsidiaries against fluctuations in the price of commodities actually used to produce products in the ordinary course of business of the Company and its Subsidiaries.

         "Company Preferred Stock" means the Company's 14.25% Senior Exchangeable Preferred Stock Due 2007, including any shares thereof issued in lieu of cash dividends.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an asset sale, to the extent that such losses were deducted in computing Consolidated Net Income, plus (b) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was deducted in computing Consolidated Net Income, plus (c) Consolidated Interest Expense of such Person for such period, to the extent such amount was deducted in computing Consolidated Net Income, plus (d) depreciation and amortization (including amortization of goodwill and other intangibles and amortization of deferred compensation in respect of non-cash compensation but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person for such period, to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (e) the interest component of Capital Lease Obligations, plus (f) all other non-cash items to the extent such items were deducted from net sales in determining Consolidated Net Income, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.

         "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate consolidated interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued, of such Person and its Restricted Subsidiaries for such period (including (i) amortization of original issue discount and deferred financing costs (other than deferred financing costs incurred in connection with the Merger) and noncash interest payments and accruals, (ii) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method and
(iii) the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations, in each case, to the extent attributable to such period, but excluding (x) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing and (y) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person) determined in accordance with GAAP. Consolidated Interest Expense of the Company shall not include any prepayment premiums or amortization of original issue discount or deferred financing costs, to the extent such amounts are incurred as a result of the prepayment on the date of this Indenture of any Indebtedness of the Company with the proceeds of the Notes.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary thereof,
(ii) the Net Income of any Person that is a Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary thereof, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

         "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

         "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         "Credit Agreement" means that certain Revolving Credit and Term Loan Agreement, dated as of October 5, 1995, by and among the Company, the lenders party thereto and Mercantile Bank of St. Louis National Association, as agent, as amended on February 28, 1996 and on June 28, 1996, providing for (i) up to $60 million of Term Loan borrowings and (ii) up to $25 million of borrowings under the Revolving Credit Facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuation in the values of the currencies of the countries (other than the United States) in which the Company or its Subsidiaries conduct business and which is required under any bank agreement to which the Company is or hereafter becomes a party.


         "DLJ Securities" means Donaldson, Lufkin & Jenrette Securities Corporation.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to March 1, 2006.

         "DPCAC"  means DPC Acquisition Corp.  and its successors.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than the Senior Secured Bank Debt) in existence on the date of the Indenture, until such amounts are repaid.

         "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or if the Company issues or redeems any preferred stock, in each case subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Transaction Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, acquisitions (including all mergers and consolidations), dispositions and discontinuance of operations that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Transaction Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions and discontinuance of operations had occurred on the first day of the four-quarter reference period; provided, however, that Fixed Charges shall be reduced by amounts attributable to operations that are so disposed of or discontinued only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to the Company's Fixed Charges subsequent to the Transaction Date. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

         "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (a) Consolidated Interest Expense, (b) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing, (c) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person, (d) the interest component of Capital Lease Obligations, and (e) the product of (i) all cash dividend payments on any series of preferred stock of such Person, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States on the date of the Indenture.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Guarantor" means any Restricted Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the Indenture, and its respective successors and assigns.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates in each case that are required under any bank agreements to which the Company is or hereafter becomes a party.

         "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee of any Indebtedness of such Person or any other Person.

         "Interest Rate Agreement" means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge arrangement to or which the Company or any Restricted Subsidiary is or hereafter becomes a party or a beneficiary and which is required under any bank agreement to which the Company is or hereafter becomes a party.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. For purposes of the covenant described above under "Certain Covenants -- Restricted Payments," (i) "Investment" in a Subsidiary shall include the portion (proportionate to the Company's Equity Interest in such Subsidiary) of the fair market value (as determined in good faith by the Board of Directors) of such Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's Equity Interest in such Subsidiary) of the fair market value (as determined in good faith by the Board of Directors) of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

         "Issue Date" means the date the Notes are originally issued under the Indenture.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "Merger" means the merger of DPC Subsidiary Acquisition Corp. and the Company, pursuant to that certain Agreement and Plan of Merger dated as of August 31, 1995 among the Company, DPC Acquisition Corp. and DPC Subsidiary Acquisition Corp.

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (a) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (i) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (ii) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (b) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

         "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Permitted Investments" means (a) any Investments in the Company or in a Restricted Subsidiary of the Company; (b) any Investments in Cash Equivalents; (c) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) Investments in any Person engaged primarily in businesses permitted to be engaged in by the Company or any of its Restricted Subsidiaries pursuant to the "Line of Business" covenant in an aggregate amount not to exceed $5 million at any time outstanding; (e) Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $15 million at any time outstanding; (f) receivables owing to the Company or any of its Restricted Subsidiaries if created or acquired in the ordinary course of business; and (g) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments.

         "Permitted Liens" means (a) Liens in favor of the Company; (b) Liens securing Indebtedness under the Credit Agreement; (c) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not incurred in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (d) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in contemplation of such acquisition; (e) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (f) Liens existing on the date of the Indenture; (g) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (h) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by

GAAP shall have been made therefor; (i) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or impair the use of such property in the operation of the Company's business;
(j) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (k) Liens to secure Indebtedness incurred for the purpose of financing of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of the Indenture, provided that (i) such property or assets are used in the same or similar line of business as the Company was engaged in on the date of the Indenture, (ii) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the lesser of the cost or fair market value of the assets or property (or portions thereof) so acquired or constructed, (iii) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such property within 120 days of the purchase or construction thereof and (iv) any Indebtedness secured by such Lien shall have been permitted to be incurred under the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; (l) ground leases in respect of the real property on which facilities owned or leased by the Company or any of its Subsidiaries are located; (m) Liens arising from UCC financing statements regarding property leased by the Company or any of its Subsidiaries, provided that such Liens are granted solely in connection with such leases and not in connection with the borrowing of money or the obtaining of advances or credit; (n) Liens incurred and pledges made in the ordinary course of business in connection with workers' compensation, unemployment insurance and social security benefits; (o) Liens securing Purchase Money Obligations, the proceeds of which are used solely to finance the acquisition or lease by the Company or any of its Subsidiaries of furniture, fixtures or equipment used in the ordinary course of business, provided that such Purchase Money Obligations are (i) non-recourse to the Company and its Subsidiaries and (ii) permitted to be incurred under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" above; (p) Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indebtedness, provided that (i) any such Lien shall not extend to or cover any assets or property not securing the Indebtedness so refinanced and (ii) the Refinancing Indebtedness secured by such Lien shall not have a principal amount in excess of the Indebtedness so refinanced.

         "Principals" means Summit, Summit/DPC Partners, L.P., Chase Manhattan Holdings, Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ First ESC L.L.C., George B. Kelly and Fred R.
Lummis.

         "Public Equity Offering" means a bona fide underwritten sale to the public of Common Stock of the Company or of DPCAC (to the extent the net proceeds thereof are contributed to the Company as common equity) pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company or DPCAC, as the case may be) that is declared effective by the Securities and Exchange Commission.

         "Purchase Money Obligations" of any Person means any obligations of such Person or any of its Subsidiaries to any seller or any other person incurred or assumed in connection with the purchase of real or personal property to be used in the business of such Person or any of its Subsidiaries within 180 days of such incurrence or assumption.

         "Related Party" with respect to any Principal means (i) any controlling stockholder, general partner majority owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or
(ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

         "Revolving Credit Facility" means the revolving credit portion of the Credit Agreement or any replacement revolving credit facility entered into by the Company and one or more financial institutions.

         "Senior Debt" means, with respect to the Company or any Guarantor, any Indebtedness incurred by the Company or such Guarantor, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or, in the case of a Guarantor, the Guarantee of the Notes by such Guarantor; provided that Senior Debt will not include (a) any liability for federal, state, local or other taxes owed or owing, (b) any Indebtedness owing to any Subsidiaries of the Company, (c) any trade payables or (d) any Indebtedness that is incurred in violation of the Indenture.

         "Senior Secured Bank Debt" means the Indebtedness outstanding under the Credit Agreement, together with any refunding or replacement of such Indebtedness, up to an aggregate maximum principal amount outstanding or available at any time of $85 million, less all scheduled principal repayments required to be made under and all other amounts repaid under the Term Loan and all permanent reductions in availability under the Revolving Credit Facility that have been made since the date of the Indenture (including, without limitation, the aggregate amount of all such repayments and reductions made pursuant to the "Asset Sales" covenant).

         "Significant Subsidiary" means any Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

         "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

         "Summit"  means Summit Capital, Inc.

         "Tax Sharing Agreement" means any tax sharing agreement between the Company and DPCAC or any other person with which the Company is required to, or is permitted to, file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes.

         "Term Loan"  means the term loan portion of the Credit Agreement.

         "Unrestricted Subsidiary" means any Subsidiary of the Company designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution set forth in an Officers' Certificate and delivered to the Trustees (i) that, (A) at the time of designation, has total assets not exceeding $1,000 or (B) if such Subsidiary has total assets exceeding $1,000, then such designation would be permitted by the covenant entitled "Restricted Payments", (ii) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Subsidiary (A) is guaranteed by the Company or any other Subsidiary (other than another Unrestricted Subsidiary) of the Company, (B) is recourse to or obligates the Company or any other Subsidiary (other than another Unrestricted Subsidiary) of the Company in any way or (C) subjects any property or asset of the Company or any other Subsidiary (other than another Unrestricted Subsidiary) of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, (iii) with which neither the Company nor any other Subsidiary of the Company (other than another Unrestricted Subsidiary) has any contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such other Subsidiary than those that might be obtained at the time from persons who are not Affiliates of the Company and (iv) with which neither the Company nor any other Subsidiary of the Company (other than another Unrestricted Subsidiary) has any obligation (A) to subscribe for additional shares of Capital Stock or other Equity Interests therein or (B) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Subject to the preceding sentence, the Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that such designation shall be deemed to be the making of an Investment by the Company in such Subsidiary and such designation shall only be permitted if, in addition to the requirements of the preceding sentence, (i) such Investment is permitted under the covenant entitled "Restricted Payments" and (ii) no Default or Event of Default would be in existence following such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and (ii) no Default or Event of Default would be in existence following such designation.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                             PLAN OF DISTRIBUTION

         This Prospectus has been prepared for use by DLJSC in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions. DLJSC has advised the Company that it currently makes a market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

         DLJSC served as an underwriter in the Offering and received total underwriting discounts and commissions of $4,800,000 in connection therewith.

                                LEGAL MATTERS

         The validity of the Notes has been passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                   EXPERTS

         The financial statements of Doane Products Company-Successor as of and for the year ended December 31, 1996 and as of and for the three months ended December 31, 1995, and Doane Products Company-Predecessor as of and for the year ended December 31, 1994 and as of and for the nine months ended September 30, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

         No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with any offering contemplated hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any agent or dealer. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offering or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.





                              TABLE OF CONTENTS

                                                                           Page
Available Information....................................................    2

Incorporation of Certain Information
by Reference.............................................................    2

Use of Proceeds..........................................................    3

Ratios of Earnings to Fixed Charges
and Earnings to Combined Fixed
Charges and Preferred Stock Dividends....................................    3

The Company..............................................................    4

Description of Senior Notes..............................................    5

Plan of Distribution.....................................................   32

Legal Matters............................................................   32

Experts..................................................................   32












                                  $160,000,000


                             DOANE PRODUCTS COMPANY




                              10 5/8% SENIOR NOTES

                                    DUE 2006







                               ---------------

                                  PROSPECTUS


                               ---------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

  The following table sets forth the fees and expenses payable by the Company in connection with the issuance and distribution of the securities other than underwriting discounts and commissions. All of such expenses, except the Securities and Exchange Commission registration fee, are estimated:

Securities and Exchange Commission registration fee................ $ 51,724
NASD filing fee....................................................   15,500
Blue Sky fees and expenses.........................................   10,000
Printing expense...................................................  175,000
Accounting fees and expenses.......................................   80,000
Legal fees and expenses............................................  160,000
Rating agency fees.................................................   30,000
Trustee's fees and expenses........................................   24,000
Miscellaneous......................................................    3,776
                                                                    --------
  Total............................................................ $550,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

    The Company's Certificate of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

ITEM 16. EXHIBITS

  See Exhibit Index at E-1.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of
1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar, as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                  REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, Doane Products Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 29, 1997.

                                          DOANE PRODUCTS COMPANY


                                          By /s/ BOB L. ROBINSON
                                            ------------------------------------
                                          Bob L. Robinson
                                          President, Chief Executive Officer
                                          and Director


         Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities indicated as of April 29, 1997.


By /s/ BOB L. ROBINSON
  ------------------------------
    Bob L. Robinson
    President, Chief Executive Officer and Director


By /s/ THOMAS R. HEIDENTHAL
  ------------------------------
    Thomas R. Heidenthal
    Senior Vice President and Chief Financial Officer



By /s/ ROY E. HESS
  ------------------------------
    Roy E. Hess
    Vice President-Finance
    (Principal Accounting Officer)



By  GEORGE B. KELLY*
  ------------------------------
    George B. Kelly
    Chairman of the Board

By  PETER T. GRAUER*
  ------------------------------
    Peter T. Grauer
    Director

By  ANDREW H. RUSH*
  -----------------------------
    Andrew H. Rush
    Director


By
  -----------------------------
    Jeffrey C. Walker
    Director

By  M. WALID MANSUR*
  -----------------------------
    M. Walid Mansur
    Director

*By ROY E. HESS
  -----------------------------
    Roy E. Hess
    Attorney-in-fact

                                EXHIBIT INDEX*


Exhibit
Number    Description
-------   -----------
1.1       Form of Underwriting Agreement between the Company and DLJSC.

2.1       Agreement and Plan of Merger dated as of August 31,
          1995 among Doane Products Company, DPCAC and DPC
          Subsidiary Acquisition Corp; list of schedules to such Merger Agreement; Agreement of Company to furnish such schedules to the Commission upon its request.

4.1.      Form of Trust Indenture between the Company and U.S. Trust Company of
          Texas, N.A.

4.2 Revolving Credit and Term Loan Agreement dated as of October 5, 1995 among the Company, Mercantile Bank of St. Louis National Association, as agent for the Banks named therein, and the Banks named therein.

4.3       Amended and Restated Revolving Credit and Term Loan Agreement dated as of February 28, 1996 among the Company, Mercantile Bank of St. Louis
          National Association, as agent for the Banks named therein, and the Banks named therein.

4.4       First Amendment to Amended and Restated Revolving Credit and Term Loan
          Agreement dated as of June 28, 1996 among the Company, Mercantile Bank of St. Louis National Association, as agent for the Banks named therein, and the Banks named therein.

5.1       Opinion of Vinson & Elkins, L.L.P.

12.1**    Statement regarding Computation of Ratios.

23.1      Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

23.2**    Consent of KPMG Peat Marwick LLP.

24.1      Power of Attorney

25.1      Statement of eligibility of Trustee on Form T-1.

---------------
* Except as otherwise noted herein, all of the Exhibits hereto are incorporated by reference from the corresponding Exhibit number in either the Registration Statement on Form S-1, Registration No. 33-98110, or the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996.

** Filed herewith.


                                     E-1